Mail Stop 3561

November 4, 2009

Timothy P. Halter, Chief Executive Officer
SMSA Crane Acquisition Corp.
SMSA Gainesville Acquisition Corp.
174 FM 1830
Argyle, Texas 76226

> **RE:** **SMSA Crane Acquisition Corp.**
> **Registration Statement on Form 10**
> **Filed October 8, 2009**
> **File No. 0-53800**
>
> **SMSA Gainesville Acquisition Corp.**
> **Registration Statement on Form 10**
> **Filed October 21, 2009**
> **File No. 0-53803**

Dear Mr. Halter:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SMSA Crane Acquisition Corp.

1. Please be advised that your registration statement will automatically become effective sixty days after filing. Since you initially filed on October 8, 2009, your filing will

become effective on December 7, 2009. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Item 1. Description of Business, page 4

History, page 4

2. Please disclose whether Halter Financial Group, Inc. had any business dealing or relationship with the SMS Companies prior to the bankruptcy proceeding. Please also disclose how HFG became involved with the SMS Companies' bankruptcy proceeding.

Plan of Reorganization, page 4

3. We note that Halter Financial Group, Inc. provided $115,000 to be used to pay professional fees associated with the bankruptcy plan confirmation process and, in return, was granted an option to be repaid through the issuance of equity securities in 23 of the SMS Companies. In this regard, we note that HFG exercised the option and received approximately 80% of your outstanding common shares. Please disclose the 23 SMS Companies in which HFG received equity securities. Also, please disclose whether exercising the option provided HFG with separate equity securities in any or all of the other of the 23 SMS Companies and, if so, disclose the amount and percentage of shares granted to HFG in each company. Further, please disclose whether any or all of the other companies have the same or similar business plans to your business plan.

4. Please disclose how the $115,000 payment associated with the bankruptcy proceeding of the SMS Companies was distributed among the 23 SMS Companies for professional fees, if possible. Also, please clarify whether Halter Financial Group, Inc. will be able to recoup all or part of the payment in the event that you do not consummate a business combination pursuant to the plan confirmation order.

5. We note your disclosure on page four that Timothy P. Halter and Halter Financial Group, Inc. will assist with the implementation of your business plan. Please provide an estimate of the number of hours per week that Mr. Halter will devote to brokering a business combination for you.

6. We note your disclosure on page five that if you do not consummate a business combination prior to November 10, 2010, the plan shares will be canceled, the pre-

merger or acquisition injunction provisions of the confirmation order, as they pertain to you, shall be deemed dissolved and no discharge will be granted, all without further order of the bankruptcy court. We assume you are referring to the "Confirmation of the Plan Date," as defined in Appendix I to the First Amended, Modified Chapter 11 Plan Proposed by the Debtors, dated August 1, 2007. However, if in the definition the "Effective Date" was August 10, 2007, per the Notice of Entry of Confirmation Order, then it would appear that the Confirmation of the Plan Date for SMSA Crane Acquisition Corp. is February 10, 2010, which is 30 months after August 10, 2007. In this regard, for SMSA Gainesville Acquisition Corp., it would appear that the Consummation of the Plan Date is, in fact, November 10, 2009. Please advise or revise.

Business Plan, page 5

7. You state that you have no capital and must depend on Halter Financial Group, Inc. to provide you with the necessary funds to implement your business plan. Here, or in another appropriate location in your document, please state whether HFG will be using its own funds or borrowing the necessary funds to execute your business plan, including both investigating business combination opportunities and consummating a possible combination.

8. We note your disclosure that you do not expect "direct discussions" regarding a possible business combination to occur until after the effective date of this registration statement. Please clarify whether you, or anyone on your behalf, have contacted any third parties or had any substantive discussion, formal or otherwise, with respect to this type of a transaction. Also, please disclose whether you, or anyone on your behalf, have identified or located any suitable acquisition candidate, conducted any research or taken any measures, directly or indirectly, to locate or contact a target business.

9. In the last paragraph on page five, you state that you do not "foresee" that you will enter into a merger or acquisition transaction with any business with which Halter Financial Group, Inc., Halter Financial Investments GP, LLC or Timothy P. Halter is affiliated currently. Please clarify whether there are any restrictions on your ability to engage in a transaction with a business with which Halter Financial Group, Inc., Halter Financial Investments GP, LLC or Mr. Halter is affiliated.

Investigation and Selection of Business Opportunities, page 6

10. In the first paragraph of this subsection, you state that certain types of business acquisition transactions may be completed without requiring you to first submit the transaction to your stockholders for their approval. Please disclose the transactions

that may be completed without a shareholder vote and the transactions that would require shareholder approval.

11. We note that the list of criteria you have included is very general and does not appear to provide much insight to your readers. Considering your business plan consists solely of attempting to combine with an operating company, the disclosure you provide should encompass your plans in detail. For example, although you have no plan, understanding, agreement or commitment with any individual to act as a finder of business opportunities for you, you state that you may engage professional advisors, including attorneys, accountants, securities broker-dealers, venture capitalists, members of the financial community and others to investigate a combination candidate and to consummate a business combination. If you were to engage a professional advisor, it would appear that you would have to provide the advisor with a list of criteria to use to narrow any search. In this event, any criteria you would provide such an advisor is the same type of disclosure that would appear important. Please revise accordingly or advise.

12. On the bottom on page six and the top of page seven, you state that you believe that various types of potential candidates might find a business combination with you attractive. However, in your subsection on page nine entitled, "Competition," you state that you face competition to locate potential business combination opportunities from other entities with greater experience, resources and managerial capabilities than you and from other public companies with similar business purposes to you. Therefore, please revise your disclosure to indicate the reasons why you believe various types of potential candidates might find a business combination specifically with you attractive.

Risk Factors Relating to Our Business Plan, page 7

13. As your first risk factor, please discuss the fact that you have received a going concern opinion from your auditor, what a going concern opinion means and the risks that result.

14. The subheadings of certain of your risk factors are too vague and generic to describe adequately the risk that follows and appear to simply state a fact about you or your operations. Please revise your subheadings generally so that they clearly and concisely convey the actual risk you are describing in the accompanying text by discussing the impact of the risk to you. As examples only, and not an exhaustive list of the subheadings you should revise, we note the following subheadings:

- • "We will be unable to successfully implement our business plan if HFG does not, or is unable, to provide us with adequate capital to conduct our operations and pay the expenses necessary to consummate a business combination."

- • "We have no agreement for a business combination and we do not have any minimum requirements for a business combination."

- • "We may engage in a business combination that may have tax consequences to us and our stockholders."

We will be unable to successfully implement our business plan if HFG does…, page 7

15. In this risk factor, you state that if you are unable to complete a merger or acquisition, the Plan Shares held by your stockholders will be cancelled and voided and the discharge and injunction provisions or the confirmation order, as they pertain to you, shall be deemed dissolved. Here, or in another appropriate location in your document, please explain the consequences to your stockholders if the Plan Shares are cancelled and voided and the discharge and injunction provisions or the confirmation order are dissolved.

Conflicts of interest may arise between us and our stockholders, and HFG and…, page 8

16. It appears that you discuss multiple risks in this risk factor, including the risks that Timothy P. Halther is not required to commit his full time to your affairs, Mr. Halter, Halter Financial Group, Inc. and Halter Financial Investments GP, LLC are affiliated with other similar shell companies, your stockholders may not be afforded the opportunity to approve or consent to a particular transaction and that any advisors may not fully consider your best interests in rendering you advice and services. Please consider whether any of these risks are material enough to be included in their own, separate risk factor and, if so, please revise your document accordingly.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 10

Plan of Operation, page 10

17. In the first paragraph of this subsection, you state that you believe that you possess a stockholder base that will make you an attractive merger or acquisition candidate to an operating, privately-held company seeking to become a public company. Please disclose the basis of this belief.

18. It appears that paragraphs three and four in this subsection discuss two material risks to you that were not disclosed in your risk factors section. Please provide risk-factor disclosure regarding these risks or tell us why it is not appropriate for you to do so.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

19. Please disclose the natural person, natural persons or registered public company that exercise the sole or shared voting or dispositive powers with respect to the shares held by Pharmerica, Inc.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 12

20. We note your tabular disclosure identifying the companies with which Timothy P. Halter has been affiliated that operated as a blank check company at some point in their history and whose securities are registered under the Exchange Act. Please also identify companies, if any, whose securities are no longer registered under the Exchange Act, or which filed for bankruptcy subsequent to Mr. Halter's involvement.

Financial Statements, page F-1

Statement of Operations and Comprehensive Loss, page F-4

21. Please revise to separately present earnings per share from discontinued operations. Refer to paragraphs 37 and 38 of SFAS no. 128.

Statements of Cash Flows, page F-6

22. Please re-label the period from January 1, 2007 through July 31, 2007 as "Predecessor Company." Please also revise your tables within Note G, as appropriate.

Notes to Financial Statements, page F-7

Note B – Reorganization Under Chapter 11 of the U.S. Bankruptcy Code, page F-7

23. We note your disclosure that you will remain subject to the jurisdiction of the bankruptcy court until you consummate a business combination. Please note paragraph 55 of SOP 90-7, which indicates that the adoption of fresh start accounting should be delayed until all material conditions of the plan are resolved. Given the material contingency in your plan, please explain to us how you concluded it was appropriate to apply fresh start accounting.

SMSA Gainesville Acquisition Corp.

24. Please revise your disclosure for SMSA Gainesville Acquisition Corp., as appropriate, to reflect the comments set forth above.

Notes to Financial Statements, page F-7

Note G – Income Taxes, page F-15

25. Please re-label the period from January 1, 2007 through July 31, 2007 as "Predecessor Company."

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the companies and their management are in possession of all facts relating to each company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Robert Babula, Staff Accountant at (202) 551-3339 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, John R. Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard Goodner, Esq.
       Facsimile No. (817) 488-2453